Filed pursuant to Rule 433

Registration File No. 333-277000

Supplementing the Preliminary Prospectus

Supplement dated August 4, 2025

(To Prospectus dated February 9, 2024)

Comerica Incorporated

Pricing Term Sheet

16,000,000 Depositary Shares,

each representing a 1/40th interest in a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B

(liquidation preference $1,000 per share (equivalent to $25 per depositary share))

August 4, 2025

Issuer:	Comerica Incorporated

Security Type:	Depositary Shares, each representing a 1/40th interest in a share of 6.875% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”)

Expected Ratings*:	Moody’s: Ba1 (Stable); S&P: BB (Stable); Fitch: BB+ (Negative)

Size:	$400,000,000 (16,000,000 depositary shares)

Liquidation Preference:	$1,000 per share of Series B Preferred Stock (equivalent to $25 per depositary share)

Trade Date:	August 4, 2025

Settlement Date**:	August 11, 2025 (T+5)

Public Offering Price:	$25.00 per depositary share

First Reset Date:	October 1, 2030

Reset Date:	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date

Reset Period:	The period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date

Dividend Rate (Non-Cumulative):	From August 11, 2025 to, but excluding, October 1, 2030, 6.875%, and from, and including, October 1, 2030, during each reset period (as defined in the preliminary prospectus supplement dated August 4, 2025 (the “preliminary prospectus supplement”)), the five-year treasury rate as of the most recent reset determination date (as defined in the preliminary prospectus supplement) plus 3.125% per annum, only when, as and if declared

Dividend Payment Dates:	If declared, on the 1st day of January, April, July and October of each year, commencing on January 1, 2026 (long first dividend period)

Day Count:	30/360

Term:	Perpetual

Optional Redemption:	At the issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 1, 2030, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event (as defined in the preliminary prospectus supplement), in each case at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends

Listing	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “CMA PrB”

Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Comerica Securities, Inc. Citigroup Global Markets Inc. Keefe, Bruyette & Woods, Inc.

CUSIP/ISIN for Depositary Shares:	200340 701 / US2003407010

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the Depositary Shares will be made against payment therefor on or about August 11, 2025, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares prior to the first business day prior to the settlement date will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Depositary Shares who wish to trade such Depositary Shares prior to the first business day prior to the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, BofA Securities, Inc., J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC or RBC Capital Markets, LLC can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.